 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on April 4, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the first tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the first tranche of the 2024 programme was announced: 7 February 2024. The duration of the first tranche of the 2024 programme: 8 February to no later than 5 April 2024.

Further information on the tranche can be found in the stock market announcement on its commencement dated 7 February 2024, available here: https://newsweb.oslobors.no/search?issuer=1309

On 2 April 2024, Equinor ASA has purchased a total of 63,300 own shares at an average price of NOK 299.0639 per share.

The first tranche of the 2024 share buy-back programme for Equinor ASA has now been completed.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

25 March	OSE	63,300	299.0639	18,930,742.50
	CEUX
	TQEX
Total for the period	OSE	63,300	299.0639	18,930,742.50
	CEUX
	TQEX

Previously disclosed buy-backs under the first tranche of the 2024 programme	OSE	13,664,092	272.0185	3,716,886,129.20
	CEUX	1,268,593	268.8027	341,001,161.50
	TQEX	375,536	269.1606	101,079,476.45
	Total	15,308,221	271.6819	4,158,966,767.15

Total buy-backs under first tranche of the 2024 programme (accumulated)	OSE	13,727,392	272.1432	3,735,816,871.70
	CEUX	1,268,593	268.8027	341,001,161.50
	TQEX	375,536	269.1606	101,079,476.45
	Total	15,371,521	271.7947	4,177,897,509.65

Following the completion of the above transactions, Equinor ASA owns a total of 76,167,892 own shares, corresponding to 2.54% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 69,406,714 own shares, corresponding to 2.31% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: April 4, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer